

Mail Stop 3561

January 27, 2016

Sean Goodchild
Chief Executive Officer
Capital Art, Inc.
6445 South Tenaya Way, B-130
Las Vegas, Nevada 89113

     Re: **Capital Art, Inc.**
            Amendment No. 3 to Form 10-12G
            Filed January 19, 2016
            File No. 000-55370

Dear Mr. Goodchild:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Item 14. Changes in and Disagreements with Accountants…, page 30</u>

1. We reviewed the revisions made in response to comment 5. Please revise to state whether any audit or similar committee of the board of directors, or the board of directors, discussed the subject matter of the disagreement with the former accountant and state whether you have authorized the former accountant to respond fully to the inquiries of the successor accountant concerning the subject matter and, if not, describe the nature of any limitation thereon and the reason therefore. Refer to Item 304(a)(1)(iv)(B) and (C) of Regulation S-K. Please also revise to identify the newly engaged accountant and indicate the date of such accountant's engagement. Refer to Item 304(a)(2) of Regulation S-K.

   Further, please confirm that you provided the former accountant with a copy of the disclosures you are making in response to Item 304(a) of Regulation S-K. The former accountant should receive a copy of these disclosures no later than the day that the disclosures are filed. Please also confirm that you requested that the former accountant furnish you with a letter addressed to the Commission stating whether it agrees with the statements you made in response to Item 304(a) of Regulation S-K and, if not, stating the respects in which it does not agree. You should file the former accountant's letter as an exhibit to the registration statement. Refer to Item 304(a)(3) of Regulation S-K.

2. We reviewed your response to comment 5.   Please tell us the date the prior accounting firm was dismissed. Please also tell us the date the new accounting firm was engaged. If one or both of these dates was after April 13, 2015, the date your Form 10 became effective and you became subject to the periodic reporting requirements of the Securities Exchange Act of 1934, please file an Item 4.01 Form 8-K.

You may contact Adam Phippen at (202) 551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Porco, Staff Attorney, at (202) 551-3477 or Lisa Kohl, Legal Branch Chief, at (202) 551-3252 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products